Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

CHRW - RXO Analyst – Investor Call Script

Chuck

•	Hello and thank you for joining today’s conference following our announced agreement to acquire RXO Inc., this morning.

•

Before we begin, please note that certain information presented on this call contains forward-looking statements, including statements regarding the timing, consummation and anticipated benefits of the proposed transaction. These statements are subject to future risks and uncertainties, such as those factors described in the slide presentation available on our website, as well as those described in C.H. Robinson’s and RXO’s filings with the SEC, including each company’s most recently filed Annual Report on Form 10-K.

•	Please note that the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

•	With me on today’s call are Dave Bozeman, our President and Chief Executive Officer; and Damon Lee, our Chief Financial Officer.

•	Presentation materials along with our recent press release can be found in the Investor section of our website.

•

Our discussion today will be strictly limited to the transaction that we announced this morning. Any comments related to our quarterly financial results will occur as part of our Q3 earnings conference call later this month.

•	With that, I’ll turn the call over to Dave.

Dave – Cover Slide: C.H. Robinson to Acquire RXO–Redefining the Future of Third-Party Logistics While Unlocking Significant Shareholder Value

•	Thanks, Chuck, and good morning everyone.

•	We’re excited to be here to discuss this significant milestone for C.H. Robinson.

•	As described in our press release, we have entered into a definitive agreement to acquire RXO in a stock and cash transaction.

•	This transaction will bring together two complementary businesses to define the future of third- party logistics while driving significant value for shareholders.

•	This is a natural next step in the transformation we began just over three years ago.

•

Together, we expect to create a more resilient business, and we expect to apply our proven Lean AI operating model to unlock significant synergies and improve financial performance of the combined company through freight market cycles.

•

Additionally, this acquisition is expected to expand our capabilities to better support customers as they navigate a dynamic supply chain environment, increase penetration across verticals and win new business.

•	We are confident that this will allow us to enter a new chapter of profitable growth that will translate to significant value creation for C.H. Robinson and RXO shareholders.

•

This morning, I’ll walk through the transaction and provide some context about why this is such a compelling opportunity for both businesses. Then I’ll pass the call to Damon to discuss some of the financial benefits.

•

Before we begin, I want to thank the C.H. Robinson employees for their hard work and dedication to our transformation that made this transaction possible. I also want to welcome RXO employees to C.H. Robinson.

•	Our people are our greatest asset, and they have been key to the success of our company and our customers.

•	I am confident this transaction will create new and exciting opportunities for our team as we bring C.H. Robinson and RXO together and unlock incredible potential of our combined platform.

•	With that, let’s get going…

Dave – Slide 3: C.H. Robinson to Acquire RXO to Form a $25Bn+ Logistics Platform

•	I’ll start with a summary of the transaction terms…

•	We are acquiring RXO for $17.25 in cash and 0.0856 C.H. Robinson shares per RXO share, implying a value of approximately $30.25 per share.

•	The transaction represents a premium of 27% to RXO’s 90-day volume-weighted average price and 29% to RXOr’s closing price on Friday, October 2, 2026

•	This also translates to a $5.8 billion enterprise value for RXO.

•	This transaction is an opportunity to take a massive step forward in accelerating our growth and strengthening our financial foundation and earnings profile.

•

We are creating a combined business with pro forma revenue of $25 billion for 2026 and significant opportunities to expand operating margins and accelerate profitability through improved offerings and operating efficiencies.

•	This transaction is expected to be accretive to adjusted EPS within nine months of close, which we expect to occur in the first half of 2027.

•	By the end of fiscal 2028, we expect the transaction to be mid-teens accretive to adjusted EPS.

•	This accretion is driven by the significant synergies we expect to unlock.

•	By applying our proven Lean AI operating model to RXO’s business, we expect to realize $300 million in net annual run-rate cost synergies within two years post close.

•	These synergies and cash generation are expected to provide us with a clear path to rapidly de-lever to our target leverage range of 1.75x to 2.25x by the end of 2028.

•	We have a proven track record of driving productivity and cost savings and expect to realize these synergies by using the same playbook.

•	This transaction will allow us to advance our strategy and drive significant profitability and support meaningful long-term shareholder value creation.

Dave – Slide 4: Defining the Future of Third-Party Logistics While Unlocking Shareholder Value Regardless of Market Cycle

•	Turning to slide 4 and an overview of the value drivers of the transaction.

•	At its root, this transaction is an opportunity to accelerate our proven strategy with a combined platform to enhance our resilience and better compete.

•

Our transformation has centered on the implementation of our Lean operating model and Lean AI capabilities that have allowed us to move faster, operate more efficiently, and deliver industry-leading service to customers and carriers.

•

This transaction will enable us to implement our unique Lean AI operating model across our combined business to accelerate the productivity improvements we’ve realized in recent years – driving the $300 million in net annual cost synergies I just mentioned.

•	Achieving these synergies will enhance our operating leverage, expand our combined margin and drive considerable cash flow generation.

•	This is also an opportunity to accelerate our growth strategy with expanded capabilities and improved network density.

•	RXO’s complementary capabilities will further diversify our business, expand our reach and strengthen the value proposition of our platform.

•

It also broadens our solution set across multimodal truck brokerage, managed transportation, last mile and expedite services, creating a broader and more comprehensive offering to deepen customer relationships and cross-sell our solutions to meet our customers’ end-to-end needs.

•	With expanded capabilities, increased network density and a broader customer base, we will have an enhanced ability to drive growth through market cycles.

•	This will allow us to build on our strong financial foundation.

•	Given our expected productivity improvements, cash flow generation and anticipated rapid delevering, we expect to maintain our solid investment grade ratings.

Dave – Slide 5: Combined Company Will Have Greater Network Density, Enhanced Penetration and Generate Substantial Shareholder Value

•	On slide 5, you can see the scale and diversity of offerings that we will provide together.

•	This combination materially increases our network density, bringing together approximately 93,000 shippers and 600,000 carriers.

•	We will also have an expanded business mix, with the combined company offering more solutions across the supply chain.

•	This network density and diversity will allow us to enhance freight matching, improve service levels and better compete across transportation markets.

•	Our wider network of partners and expanded capabilities will allow us to support customers with more precision and speed than ever before.

•	Offering a stronger, more diversified service product will help us further penetrate across modes and segments, win new business and deepen relationships with customers.

Dave - Slide 6: RXO Overview

•	Taking a step back, slide 6 provides a snapshot of RXO’s business.

•

The RXO team has built a fantastic business, with a technology-enabled platform, a talented team with deep industry expertise, strong customer relationships, a high-quality carrier network and a proven track record of growth.

•	Like Robinson, their success has been driven by a customer-obsessed culture and a commitment to empowering their team to compete and win in the market.

•	RXO’s core business is truck brokerage but where they truly excel is their differentiated and complementary last mile and transportation solutions.

•	Their business is well diversified across end-markets and there is limited customer overlap between our businesses.

•

Adding RXO’s capabilities and complementary customer base to Robinson will diversify our revenue mix, enhancing our resilience and better positioning us to drive more consistent growth across market cycles.

Dave – Slide 7: Combining Complementary Capabilities to Deliver Comprehensive Offering

•	On slide 7, you can see the expansive suite of capabilities we’re creating through this transaction.

•

Together, we’ll be able to offer a comprehensive set of solutions across multimodal brokerage, managed transportation, expedited, last-mile and drop-trailer services, creating a more comprehensive offering to meet their evolving needs.

•

We expect that our broader set of offerings will make us a partner of choice for customers who are increasingly looking for a comprehensive provider that can support them across the increasingly complex supply chain environment.

•

Our Lean AI capabilities will be the thread that ties all of these offerings together. We expect our AI to supercharge our capabilities, allowing us to offer more tailored solutions that help our customers become more agile and efficient.

Dave – Slide 8: A Winning Combination for Customers and Carriers

•	Slide 8 provides a snapshot of how these capabilities come together to create a more seamless experience for customers and carriers.

•	C.H. Robinson is the industry pace-setter for cutting-edge innovation and differentiated solutions.

•	With that leadership comes a responsibility to continue delivering differentiated solutions that create better outcomes for our customers and carriers.

•	With the addition of RXO, that’s exactly what we’ll continue to do.

•

For customers, the combination will provide broader solutions, greater capacity and choice, smarter execution and access to a larger, denser network spanning truckload, expedited, last-mile and global forwarding services.

•

For carriers, it will create more freight opportunities, better lane matching, enhanced network visibility and a simpler day-to-day experience through our technology and Lean AI-enabled operating model.

•	With our complementary networks, technology capabilities and operating expertise, we believe we can further strengthen our value proposition and increase volumes.

•	This will allow us to accelerate compelling growth opportunities faster than we could on our own.

Dave – Slide 9: Multiple Levers to Drive $300M of Estimated Net Run-Rate Cost Synergies

•	While this transaction is expected to open up new growth opportunities, the value proposition of this combination is the productivity we can unlock with RXO.

•	We have a clear and achievable path to realize the $300 million of expected net run-rate cost synergies.

•	This plan is rooted in the same principles and playbook that has allowed us to drive productivity across our organization in recent years.

•	As we discussed, applying our Lean operating model to RXO will be a primary driver of our expected productivity improvements.

•	Our leading AI capabilities will add fuel to these improvements.

•	Leveraging AI has become part of our DNA at Robinson and we see significant opportunities to improve RXO’s operations by implementing our AI agents across a wide variety of workflows.

•	The cost-to-serve efficiencies from implementing our operating model and shared service savings from centralizing processes and functions will make up the bulk of our expected cost synergies.

•	We expect to unlock additional synergies from the elimination of duplicative third-party services and other integration benefits such as insurance procurement efficiencies.

Dave: Slide 10: Continuation of Proven Strategy That Robinson Implemented in Early 2024

•	We are confident in our ability to achieve these synergies because our plan relies on the same principles that have driven our transformation since early 2024.

•	This transaction builds on the operational discipline, productivity initiatives and AI-enabled capabilities we’ve already put in place.

•

The results of that transformation are evident in our performance, including a greater than 60% increase in enterprise productivity since the end of 2022, approximately 490 basis points of adjusted operating margin expansion in 2025, and an 8% reduction in operating expenses in 2025.

•

Importantly, we’ve demonstrated an ability to scale technology efficiently, increasing AI usage by approximately 200 times while growing related costs modestly, giving us confidence in our ability to integrate RXO and capture synergies.

•	RXO brings additional volume to a proven operating model, creating an opportunity to extend these productivity and margin improvements across a broader platform.

•	With that, I’ll turn the call over to Damon to discuss the financial benefits of this transaction in more detail.

Damon – Slide 11: Unlocking Significant Productivity & Synergies by Applying Lean AI Operating Model

•	Thanks, Dave and good morning everyone. I echo Dave’s excitement about this transaction and what it will allow us to accomplish.

•	We have made significant progress to create a more efficient, agile C.H. Robinson through our transformation.

•	This transaction allows us to accelerate this progress.

•	Let’s start with slide 11 and a breakdown of how we intend to apply the transformation principles that Dave just discussed to RXO’s business.

•

As shown on the left side of the slide, RXO’s adjusted gross profit per employee remains below Robinson’s current productivity levels, providing a clear opportunity to drive additional operating leverage over time.

•	By integrating RXO’s volumes into our network and leveraging our proven operating model, we expect to unlock meaningful efficiency gains and support our synergy objectives.

•

The productivity opportunities, operating efficiencies and synergy initiatives supporting this transaction are largely within our control, can be executed across a range of market environments and will enable us to better serve our customers.

Damon – Slide 12: Strong Cash Flow Generation Will Support Capital Allocation Opportunities

•	As Dave mentioned, capturing the expected synergies will drive significant cash flow generation that will allow us to advance our capital allocation priorities.

•

We will remain guided by the same capital allocation approach we are taking today, which balances maintaining our strong financial profile with investing in growth and returning capital to shareholders.

•	We will continue to pursue high ROI organic investments while opportunistically pursuing M&A opportunities that will allow us to advance our capabilities.

•	Given our strong balance sheet, we will maintain ample financial flexibility following the transaction.

•	Our strong capital structure and cash flows will allow us to optimize our balance sheet and rapidly delever to our target range by the end of 2028.

•	And as we execute against our priorities, we remain committed to returning capital to shareholders through our dividend.

•

While we will pause share buybacks until we reach our target leverage ratio after this transaction closes, we expect to resume opportunistic share repurchases after reaching our target leverage ratio and when we believe it is the best use of capital for shareholders.

•

We also intend to integrate RXO into our NAST organization led by Michael Castagnetto. We have created an integration task force led by Jim Reutlinger, Vice President of Robinson Operating Model, to efficiently and swiftly integrate RXO operations and deliver on the run rate synergies in two years after the transaction closes.

•	I would now like to turn the call back to Dave for closing remarks.

Dave - Slide 13: Redefining the Future of Third-Party Logistics While Unlocking Significant Shareholder Value

•	Thanks, Damon.

•	In closing, we could not be more excited about this acquisition and the opportunities to unlock value for employees, customers, carriers and shareholders.

•	Through this transaction, we will build on our transformation and apply our best-in-class operating model across the combined organization.

•	This will allow us to drive compelling cost synergies and create a more resilient platform to drive profitable growth regardless of the freight market environment.

•	With increased network density and an expanded suite of solutions, we will be able to increase penetration across modes and segments, win new business and deepen customer relationships.

•	We look forward to sharing additional details over the coming months and appreciate your continued interest in and support of C.H Robinson.

•	With that, we will now take your questions.

•	Operator…

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the Merger Agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii)  Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii)  RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.